EXHIBIT 99.1

Top Ships Inc. Announces New Extended Charters for 3 Vessels and Receivable Compensation

ATHENS, Greece, July 30, 2014 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products, announced today that it has terminated the charter parties of M/T EShips Taweelah, Hull number S407 and Hull number S414 with Emirates Ship Investment Company (ESHIPS) LLC and that it has entered into new charters for these vessels with Stena Weco A/S. As a result of this termination, ESHIPS will pay the Company a compensation of $500,000.

The new charters are for 3 + 1 + 1 years at $16,200 per day for the first three years, $17,200 per day for the first optional year and $18,000 per day for the second optional year. The ESHIPS charters that were terminated were for 2 + 1 years at $16,000 per day for the first two years and $17,250 per day for the optional year.

Stena Weco A/S has an option until August 10, 2014 to declare the charter of M/T EShips Taweelah to a 5 + 1 + 1 years at respective gross daily rates of $16,800 for the first five years, $17,500 for the first optional year and $18,200 for the second optional year.

Evangelos Pistiolis, CEO of TOP Ships, stated:

"This is a very positive development for the company.

Our gross contracted revenue, over the firm period of our charters, has increased by 18% to $117 million, up from $99 million under the previous charters. Including the option periods of our charters, gross contracted revenue has increased by about 25% to $193 million, up from $155 million under the previous charters.

If Stena Weco exercises the option for the 5-year contract on EShips Taweelah, gross contracted revenue for the firm period goes up to $130 million, an increase of 31% from the previous charters. If we include the option periods of our charters, gross contracted revenue totals $206 million, an increase of about 33% from the previous charters.

We expect that the improvement in the visibility of our cash flow will enhance the attractiveness of our fleet from a bank lending point of view. This is an important aspect as we look to progressively arrange post delivery bank financing for vessels currently under construction."

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products.

Top Ships Inc. currently owns one MR tanker, employed on a time charter, and has five newbuilding MRs, which are expected to be delivered to the Company between the first quarter of 2015 and the third quarter of 2016.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Jon Cunningham
         RedChip Companies, Inc.
         Tel: 1-800-RED-CHIP (733-2447), ext. 107
         Email: jon@redchip.com